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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

THE MEDICINES COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

584688-10-5

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following page(s))

Page 1 of 8 Pages

13G/A
CUSIP No. 584688-10-5			Page 2 of 8 Pages

1.	Name of Reporting Person: Quintiles Transnational Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,185,320(1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,185,320(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,185,320(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.50(2)%

12.	Type of Reporting Person: CO

[1]	1,185,320 shares are owned by QFinance, Inc. ("QFinance").

[2]	Calculated based on 47,343,225 shares of outstanding Common Stock of the Issuer on October 31, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 6, 2003.

13G/A
CUSIP No. 584688-10-5			Page 3 of 8 Pages

1.	Name of Reporting Person: QFinance, Inc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,185,320

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,185,320

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,185,320

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.50(3)%

12.	Type of Reporting Person: 2.50

[3]	Calculated based on 47,343,225 shares of outstanding Common Stock of the Issuer on October 31, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 6, 2003.

CUSIP No. 584688-10-5	13G/A	Page 4 of 8 Pages

Item 1

(a)	Name of Issuer

The Medicines Company (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

8 Campus Drive, Parsippany, New Jersey, 07054

Item 2

(a)	Name of Person Filing

This statement is filed jointly pursuant to rule 13d-1(k)(1) on behalf of Quintiles Transnational Corp. (“Quintiles”) and QFinance, Inc. (“QFinance”), a wholly-owned subsidiary of Quintiles.

(b)	Address of Principal Business Office or, if none, Residence

Quintiles’ principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. QFinance’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

(c)	Citizenship

Quintiles is a North Carolina corporation. QFinance is a Delaware corporation.

(d)	Title of Class of Securities

Common stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number

584688-10-5

Item 3

     Not applicable.

Item 4 Ownership

(a) Amount Beneficially Owned: 1,185,320 shares are owned by QFinance and beneficially owned by each of Quintiles and QFinance.

(b) Percent of Class:

Such 1,185,320 shares are 2.50% of the Issuer’s Common Stock based on the 47,343,225 shares reported as outstanding as of October 31, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 6, 2003.

CUSIP No. 584688-10-5	13G/A	Page 5 of 8 Pages

(c)	Number of Shares as to which such Person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,185,320

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,185,320

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8 Identification and Classification of Members of the Group

Not Applicable

Item 9 Notice of Dissolution of Group

Not Applicable

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 584688-10-5	13G/A	Page 6 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

QUINTILES TRANSNATIONAL CORP.

By:	/s/ John S. Russell

Name:	John S. Russell
Title:	Executive Vice President & General Counsel
Chief Administrative Officer

QFINANCE, INC.

By:	/s/ John S. Russell

Name:	John S. Russell
Title:	President

CUSIP No. 584688-10-5	13G/A	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit Number	Description

99.01	Joint Filing Agreement between Quintiles Transnational Corp. and QFinance, Inc.